UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Sale of Telefónica Móviles Argentina	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica's subsidiary TLH Holdco, S.L.U., a company 100% owned by Telefonica, has sold today all the shares that it holds in Telefónica Móviles Argentina, S.A. representing the 99.999625% of its share capital and of the entire share capital of its operation in Argentina to Telecom Argentina S.A.

The total price for the 100% of the shares transferred amounts 1,245 million U.S. dollars (approximately 1,189 million euros at the current exchange rate).
The signing and closing of the transaction took place simultaneously today.
This transaction is part of the Telefónica Group ’s asset portfolio management policy and is aligned with its strategy of gradually reduce exposure to Hispanoamerica.

Madrid, February 24, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 24, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors